DynaMotive Energy Systems Corporation

                                                FORM 6-K/A

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR JULY 3, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


						FORM 27

                                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


            1. Reporting Issuer
               ----------------

               DynaMotive Energy Systems Corporation
               105-1700 West 75th Avenue
               Vancouver, BC V6P 6G2

               Tel. (604) 267-6013

            2. Date of Material Change
               -----------------------

               July 1, 2002

            3. Press Release
               -------------

               July 1, 2002

            4. Summary of Material Change
               --------------------------

            DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into a multifaceted memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion dollar privately owned finance and investment group that specializes in structured financing initiatives. Rotch is a principal investor in a broad range of commercial interests including real estate, energy related assets, financial services and structured finance activities with assets in excess of $ 6 billion.

	    The MOU contemplates financing initiatives, corporate development activities and the establishment of two joint venture entities to develop offset finance opportunities for DynaMotive's technology and the co-development of future waste management applications.

            5. Full Description of Material Change
               -----------------------------------

               Please see attached press release

            6. Reliance on Section 85(2) of the Act
               ------------------------------------

               N/A

            7. Omitted Information
               -------------------
               N/A



            8. Senior Officers
               ---------------

            The following senior officer of the Issuer is knowledgeable about
	    the material change and maybe contacted by the Commission at the address
	    and telephone number below.

               Richard C.H. Lin
               Chairman
               6996 Arbutus Street
               Vancouver, BC V6P 5S7
               (604) 267-6013

            9. Statement of Senior Officer
               ---------------------------

            The foregoing accurately discloses the material change referred to herein.



            DATED at Vancouver, B.C. as of the 3rd day of July, 2002


                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                                (signed)     "Richard Lin"
                                                              Richard C.H. Lin
                                                              Chairman




            IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


            DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release - July 1, 2002

            		DynaMotive Signs MOU with Rotch Ltd., A Major UK Finance
					and Investment Group

            VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation
	    (OTCBB: DYMTF) announced today that it has entered into a multifaceted
	    memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion
	    dollar privately owned finance and investment  group that specializes in
	    structured financing initiatives.  Rotch is a principal investor in a
	    broad range of commercial interests including real estate, energy related
	    assets, financial services and structured finance activities with assets
	    in excess of $ 6 billion. The MOU contemplates financing initiatives,
	    corporate development activities and the establishment of two joint
	    venture entities to develop offset finance opportunities for DynaMotive's
	    technology and the co-development of future waste management applications.

            Financing initiatives: Rotch has committed to participate in a
	    $1 million short term equity bridge financing that DynaMotive is currently
	    pursuing. Rotch has further confirmed its interest to lead and participate
	    in a second round of financing to fund DynaMotive's pilot plant programs.
	    The amount of this round is intended to be in the $5 million range. The
	    MOU also expresses that Rotch intends to invest up to $2 million alongside
	    other investors subject to the balance of the placement being fully
	    subscribed. Finally, Rotch and DynaMotive have proposed a mutual goal to
	    ultimately secure $25 million  to finance global expansion of the
	    Company.

            Corporate Development: DynaMotive and Rotch will cooperate in the
	    restructuring of DynaMotive's operations in the UK. As part of this
	    program, Rotch has been granted an exclusive first negotiation right to
	    acquire DynaMotive's controlling interests in Border Biofuels and to
	    provide advisory services to consolidate operations in Europe. Rotch has
	    engaged Edengene Limited, a Rotch partner company that specializes in
	    corporate venturing business to review IntellectuaL Property (technology)
	    portfolio, venture strategy, venture structuring and build and value
	    extraction strategies.

            Joint Ventures: DynaMotive and Rotch also contemplate separate
	    joint ventures in order to pursue perceived opportunities in certain
	    government facilitated or partnered initiatives in the processing of
	    organics from municipal solid waste and offset finance opportunities
	    arising from countertrade obligations between large corporations and
	    governments. Rotch has developed specific programs to facilitate the
	    completion of countertrade obligations. These obligations (offset
	    requirements) create opportunities for inward investment into the host
	    country. DynaMotive's technology and licensing model whereby technology
	    transfer is coupled with the development of a sustainable and green hou
	    venture.

            Rotch will receive two year warrants to purchase up to 6 million
	    DynaMotive shares at $0.40; the warrants will vest subject to milestones
	    based actual funding and completion of the above  contemplated
	    transactions.

            DynaMotive's patented fast pyrolysis system (BioTherm(TM)) converts
	    biomass to fuel oil and fuel-grade char. Through the application of its
	    technology and know-how, the Company intends to tap into abundant organic
	    resources that are generally discarded by the agricultural and forest
	    environmentally friendly fuel. Biomass examples include forestry residues
	    such as wood and bark, and agricultural residues such as sugar cane
	    bagasse and corn stover. DynaMotive has successfully converted each of
	    these residues, which are available worldwide, into BioOil and char
	    making them a renewable and environmentally friendly oil and char reserve.

            For further information on Rotch and its partner companies, please
	    go to www.Rotch.com and www.edengene.com. Completion of the arrangements
	    legal agreements by the parties.

            For more information on DynaMotive, please call:
            Corporate Communications          Tel: (604) 267-6000
            Toll Free (in North America):     1-877-863-2268
            Fax:  (604) 267-6005              Email:   investor@DynaMotive.com
                                              Website: www.DynaMotive.com

            In Europe, contact:
            Antony Robson,Managing Director
            Tel: (44) (0) 20-7518-9380            Fax:  (44) (0) 20-7518-9381

            For US enquiries, contact:
            James Acheson, Chief Operating Officer, DynaMotive Corporation
            Tel: (323) 460-4900                   Fax:  (323) 465-2617
            Email: jacheson@DynaMotive.com

            Forward Looking Statement
            Certain statements contained in this news release, which are not
	    based on historical facts, are forward looking statements as the term
	    is defined in the Private Securities Litigation Reform Act of 1995, and
	    are subject to uncertainties and risks in part detailed in the company's
	    filings with the Securities and Exchange Commission, that may cause actual
	    results to materially differ from projections.  Although DynaMotive
	    believes its expectations are reasonable assumptions within the bounds of
	    its knowledge of its businesses and operations; there can be no assurance
	    that actual results will not differ materially from their expectations.
	    Important factors currently known to management that could cause actual
	    results to differ materially from those in forward-looking statements
	    include the company's ability to continue as a going concern; the fact
	    that the company has not achieved positive cash flows; volatility of the
	    company's stock and price; the ability to raise funds for working capital;
	    access to borrowed or equity capital on favorable term and financing. In
	    light of these risks and uncertainty, there can be no assurance that the
	    forward-looking information contained in this report will, in fact, occur.

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